UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WORLD COLOR PRESS INC. (F/K/A Quebecor World Inc.)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
981442304
(CUSIP Number)
John C. Elstad, Esq.
Brown Rudnick LLP
One Financial Center
Boston, MA 02111
(617) 856-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	981442304	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSONS Catalyst Fund Limited Partnership II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,124,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,124,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,124,197*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Includes 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares) and excludes 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by World Color Press Inc. pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan (as defined below).

CUSIP No.	981442304	Page	3	of	15	Pages

1	NAMES OF REPORTING PERSONS Catalyst Fund General Partner II Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,124,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,124,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,124,197*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares) and excludes 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by World Color Press Inc. pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan (as defined below).

CUSIP No.	981442304	Page	4	of	15	Pages

1	NAMES OF REPORTING PERSONS CCGI Holdings II Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,124,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,124,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,124,197*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares) and excludes 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by World Color Press Inc. pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan (as defined below).

CUSIP No.	981442304	Page	5	of	15	Pages

1	NAMES OF REPORTING PERSONS The Catalyst Capital Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,124,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,124,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,124,197*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares) and excludes 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by World Color Press Inc. pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan (as defined below).

CUSIP No.	981442304	Page	6	of	15	Pages

1	NAMES OF REPORTING PERSONS Newton Glassman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,124,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,124,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,124,197*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares) and excludes 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by World Color Press Inc. pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan (as defined below).

CUSIP No.	981442304	Page	7	of	15	Pages

1	NAMES OF REPORTING PERSONS Gabriel de Alba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,124,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,124,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,124,197*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares) and excludes 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by World Color Press Inc. pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan (as defined below).

CUSIP No.	981442304	Page	8	of	15	Pages

1	NAMES OF REPORTING PERSONS Jonathan A. Levin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,124,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,124,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,124,197*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares) and excludes 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by World Color Press Inc. pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan (as defined below).

CUSIP No.	981442304	Page	9	of	15	Pages
SCHEDULE 13D
Company: WORLD COLOR PRESS INC.

Item 1.	Security and Issuer.
This Statement on Schedule 13D relates to the common shares (the “Common Shares”) of WORLD COLOR PRESS INC., a Canadian corporation (the “Company”). The principal executive offices of the Company are located at 999 de Maisonneuve West, Suite 1100, Montreal, Quebec, Canada H3A 3L4.

Item 2.	Identity and Background.
This Schedule 13D is filed by Catalyst Fund Limited Partnership II, Catalyst Fund General Partner II Inc., CCGI Holdings II Inc., The Catalyst Capital Group, Inc., Newton Glassman, Gabriel de Alba, and Jonathan A. Levin (the “Reporting Persons”).
Catalyst Fund Limited Partnership II is an investment fund and a limited partnership organized under the laws of Canada. Catalyst Fund Limited Partnership II’s principal business address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1K2. Catalyst Fund General Partner II Inc. is the sole general partner of Catalyst Fund Limited Partnership II.
Catalyst Fund General Partner II Inc. is the general partner of Catalyst Fund Limited Partnership II and a corporation organized under the laws of Canada. Catalyst Fund General Partner II Inc.’s principal business address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1K2. Catalyst Fund General Partner II Inc. is a wholly-owned subsidiary of CCGI Holdings II Inc. Newton Glassman, Gabriel de Alba and Jonathan A. Levin are the officers and Newton Glassman is the director of Catalyst Fund General Partner II Inc.
CCGI Holdings II Inc. is a holding company and corporation organized under the laws of Canada. CCGI Holdings II Inc.’s principal business address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1K2. Newton Glassman, Gabriel de Alba and Jonathan A. Levin are the officers and Newton Glassman is the director of CCGI Holdings II Inc.
The Catalyst Capital Group, Inc. is a privately held investment management firm and a corporation organized under the laws of Ontario, Canada. The Catalyst Capital Group, Inc.’s principal business and office address is 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1K2. The Catalyst Capital Group, Inc. is the manager of Catalyst Fund Limited Partnership II as defined in the Manager Advisory Agreement by and between The Catalyst Capital Group, Inc. and Catalyst Fund Limited Partnership II. Newton Glassman, Gabriel de Alba and Jonathan A. Levin are the officers and Newton Glassman is the director of The Catalyst Capital Group, Inc. Newton Glassman and Gabriel de Alba are President & Managing Partner and Managing Director & Partner, respectively, of The Catalyst Capital Group Inc.

CUSIP No.	981442304	Page	10	of	15	Pages
Newton Glassman, a citizen of Canada, is the President & Managing Partner of The Catalyst Capital Group Inc. and an officer and director of The Catalyst Capital Group Inc., CCGI Holdings II Inc. and Catalyst Fund General Partner II Inc. Mr. Glassman’s business address is c/o The Catalyst Capital Group, Inc., 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1K2. Mr. Glassman through various roles as described herein exercises voting and investment control over Catalyst Fund Limited Partnership II.
Gabriel de Alba, a citizen of the United States, is a Managing Director & Partner of The Catalyst Capital Group Inc. and an officer of The Catalyst Capital Group Inc., CCGI Holdings II Inc. and Catalyst Fund General Partner II Inc. Mr. de Alba’s business address is c/o The Catalyst Capital Group Inc., 77 King Street West, Suite 4320, P.O. Box 212, Royal Trust Tower, Toronto, ON M5K 1K2. Mr. de Alba through various roles as described herein exercises voting and investment control over Catalyst Fund Limited Partnership II. Mr. de Alba is a member of the Board of Directors of World Color Press Inc.
Jonathan A. Levin, a citizen of Canada, is an officer of The Catalyst Capital Group Inc., CCGI Holdings II Inc. and Catalyst Fund General Partner II Inc. Mr. Levin’s business address is 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Toronto, ON M5K 1N6. Mr. Levin through various roles as described herein exercises voting and investment control over Catalyst Fund Limited Partnership II.
This Schedule 13D reports Catalyst Fund General Partner II Inc.’s, CCGI Holdings II Inc.’s, The Catalyst Capital Group, Inc.’s, Newton Glassman’s, Gabriel de Alba’s and Jonathan A. Levin’s indirect beneficial ownership of the Common Shares directly held by Catalyst Fund Limited Partnership II.
During the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Catalyst Fund Limited Partnership II acquired 9,915,684 Common Shares and 2,208,513 Class A Convertible Preferred Shares of the Company pursuant to the Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession dated July 1, 2009, as amended (the “Quebecor Plan”). The Common Shares were registered on January 8, 2010 pursuant to the Form F-10, Preliminary Short Form Base Shelf Prospectus filed with the SEC (the “Shelf Prospectus”) as of the same date. Catalyst Fund Limited Partnership II acquired such shares as partial consideration for the cancelation of partially secured debt owing to Catalyst Fund Limited Partnership II pursuant to that certain Amended and Restated Credit Agreement dated as of December 15, 2005, among Quebecor World Inc. and Quebecor World (USA), as Borrowers, Quebecor Printing Holding Company, as Guarantor, Royal Bank of Canada, as Lender and Administrative Agent, and the other Lenders and agents parties thereto.

CUSIP No.	981442304	Page	11	of	15	Pages

Item 4.	Purpose of Transaction.
Catalyst Fund Limited Partnership II acquired 9,915,684 Common Shares and 2,208,513 Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions1, into 2,208,513 Common Shares) of the Company pursuant to the Quebecor Plan. Such shares are held for investment purposes only. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and trading activity of the Common Shares, subsequent developments affecting the Company, the Company’s business and prospects, general stock market and economic conditions, and other relevant investment and business considerations, may sell or otherwise dispose of, from time to time, in open market transactions or otherwise, all or any part of the Common Shares owned by the Reporting Persons or purchase or otherwise acquire additional Common Shares, from time to time, for investment purposes, all as permitted by law and the Company’s Restated Articles of Incorporation and bylaws.
Gabriel de Alba, Managing Director & Partner of The Catalyst Group Inc. and an officer of The Catalyst Capital Group Inc., CCGI Holdings II Inc. and Catalyst Fund General Partner II Inc., was selected to be a member of the Board of Directors of the Company pursuant to the Quebecor Plan and the Sanction Order of the Canadian Court approving the Amended and Restated Plan of Reorganization and Compromise of Quebecor World Inc. The Reporting Persons may hold discussions with management, the board of directors of the Company and other shareholders of the Company concerning ways of maximizing shareholder value.
Except as noted above, the Reporting Persons have no current plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

[1]	The number of shares of Common Stock issuable upon conversion of the Class A Preferred Shares is subject to increase as a result of the payment-in-kind of accruing dividends on the Class A Preferred Shares.

CUSIP No.	981442304	Page	12	of	15	Pages
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
(a) Catalyst Fund Limited Partnership II (and Catalyst Fund General Partner II Inc., CCGI Holdings II Inc., The Catalyst Capital Group Inc., Newton Glassman, Gabriel de Alba and Jonathan A. Levin through the Catalyst Fund Limited Partnership II) beneficially own 9,915,684 Common Shares and 2,208,513 shares of Class A Convertible Preferred Shares (which are currently convertible at the option of Catalyst Fund Limited Partnership II, subject to certain conditions, into 2,208,513 Common Shares). The Common Shares presently held by Catalyst Fund Limited Partnership II and the Common Shares subject to issuance upon conversion of the Class A Convertible Preferred Shares held by Catalyst Fund Limited Partnership II represent approximately 16.1% of the issued and outstanding Common Shares of the Company (based upon (i) the 73,285,000 Common Shares issued and outstanding as reported in the Company’s Form 6K for the month of July 2009, filed with the SEC on July 23, 2009, including certain shares issuable upon the resolution of certain disputed claims under the Company’s Plan of Reorganization and (ii) 2,208,513 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned within 60 days of the date of this report upon exercise or conversion of certain Class A Convertible Preferred Shares currently owned by the Reporting Persons. Pursuant to Rule 13d-3(1)(i) the number of issued and outstanding Common Shares assumes that each other shareholder of the Company does not exercise or convert any other rights, warrants, options or securities exercisable or convertible into Common Shares within 60 days of the date of this report). The Common Shares presently held by Catalyst Fund Limited Partnership II exclude 146,988 Common Shares held in reserve for Catalyst Fund Limited Partnership II by the Company pending the outcome of the “Private Notes Litigation” related to the Quebecor Plan.

CUSIP No.	981442304	Page	13	of	15	Pages
(b) Newton Glassman, Gabriel de Alba and Jonathan A. Levin, in their capacities as defined herein share the power to vote and dispose of the 12,124,197 Common Shares directly owned by Catalyst Fund Limited Partnership II.
(c) No transactions in the Common Shares were effected by the Reporting Persons during the past sixty (60) days.
(d) Newton Glassman, Gabriel de Alba and Jonathan A. Levin, in their capacities as defined herein share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares directly owned by Catalyst Fund Limited Partnership II.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

Item 7.	Material to be Filed as Exhibits.
Exhibit I.	Joint Filing Agreement by and among Catalyst Fund Limited Partnership II, Catalyst Fund General Partner II Inc., CCGI Holdings II Inc., The Catalyst Capital Group Inc., Newton Glassman, Gabriel de Alba and Jonathan A. Levin, dated as of January 27, 2010.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: January 27, 2010

CATALYST FUND LIMITED PARTNERSHIP II
	By:	CATALYST FUND GENERAL PARTNER II INC., its General Partner
	By:	/s/ Newton Glassman

		Name:	Newton Glassman
		Title:	Director

/s/ Newton Glassman Newton Glassman	CATALYST FUND GENERAL PARTNER II INC.
	By:	/s/ Newton Glassman

		Name:	Newton Glassman
		Title:	Director
/s/ Gabriel de Alba
Gabriel de Alba

CCGI HOLDINGS II INC.

/s/ Jonathan A. Levin	By:	/s/ Newton Glassman

Jonathan A. Levin		Name:	Newton Glassman
		Title:	Director

THE CATALYST CAPITAL GROUP INC.

	By:	/s/ Newton Glassman

		Name:	Newton Glassman
		Title:	President / Managing Partner / Director
Signature Page to Schedule 13D